EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0001308710**
Filer CCC	**xxxxxxxx**
Period of Report	**06/21/07**
Item IDs	**5.03**
	8.01
	9.01
Fiscal Year	**9/30**
Notify via Filing website Only	**off**
Emails	**mjm@m2law.com**
	llb@m2law.com

Documents

8-K	**form8-k.htm**
	Form 8-K 06/21/07
EX-3.1	**exhibit3-1.htm**
	Certificate of Amendment 6/21/07
GRAPHIC	**e-filed.jpg**
	Colorado e-file stamp
8-K	**form8-k.pdf**
	Printable Copy

Module and Segment References

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2007

Commission File Number: 333-121034

Jayhawk Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	20-0990109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2119 Arapahoe Street, Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

(303) 435-3535
(Registrant's Telephone Number, Including Area Code)

Bella Trading Company, Inc.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.03 AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS.

Name Change and Increase in Authorized Common Stock. On June 21, 2007, the Registrant changed its name from Bella Trading Company, Inc. to Jayhawk Energy, Inc. and increased the authorized number of shares of common stock from 50,000,000 shares to 200,000,000 shares. The changes became effective with the filing of a Certificate of Amendment to the Registrant's Articles of Incorporation with the Colorado Secretary of State. The Registrant's purpose in changing its name was to reflect a change in its business focus. The Registrant's purpose in increasing its authorized common stock was to allow flexibility in future financings and stock issuances and other corporate purposes. The actions to effect the name change and increase in authorized common stock were approved on April 3, 2007, by unanimous approval of the Registrant's Board of Directors. In addition, shareholders holding a majority of the Registrant's outstanding common stock approved those actions at a meeting of shareholders on June 21, 2007, held in accordance with the relevant sections of the Colorado Revised Statutes.

That Certificate of Amendment to the Registrant's Articles of Incorporation is attached hereto as Exhibit 3.1.

Change of Symbol and CUSIP Number. Concurrent with these changes, the Registrant has a new symbol and CUSIP Number. The Registrant's symbol will change from "BTRD" to "JYHW" effective June 25, 2007, and its CUSIP Number has changed to 472100 106.

ITEM 8.01 Other Events

Stock Split. On June 11, 2007, the Registrant's Board of Directors approved a 15 for 1 stock split of the Registrant's issued and outstanding common stock which shall be effectuated through the issuance of 14 shares for each share of common stock outstanding as of the record date. The Registrant's intent of the stock split is to increase the marketability and liquidity of its common stock and hopefully increase the value of its common stock. The pay date is June 25, 2007 for shareholders of record on June 21, 2007. After the split, the total number of the Registrant's issued and outstanding shares of common stock will be 90,000,000 shares. The Registrant's common stock will continue to be $.001 par value. Fractional shares will be rounded upward. This action was facilitated by a recent amendment to the Registrant's Articles of Incorporation, increasing the number of shares of the Registrant's authorized stock to 200,000,000 shares of common stock, which was given effect on June 21, 2007 by filing a Certificate of Amendment to the Registrant's Articles of Incorporation with the Colorado Secretary of State. That Certificate of Amendment to the Registrant's Articles of Incorporation is attached hereto as Exhibit 3.1.

ITEM 9.01 EXHIBITS.

The following exhibits are filed with this report on Form 8-K.

INDEX TO EXHIBITS

3.1 Certificate of Amendment to Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jayhawk Energy, Inc.

June 25, 2007

By: /s/ Joseph B. Young

Joseph B. Young
President and Chief Executive Officer



Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**

Colorado Secretary of State
Date and Time: 06/21/2007 11:34AM
Id Number: 20041124495

Fees & forms/cover sheets are subject to change.

Document number: 20071289710

To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statues (C.R.S)

ID number: 20041124495

1. Entity name: BELLA TRADING COMPANY, INC.
(*if changing name of corporation, indicate name BEFORE the name change)*

2. New Entity name: (if applicable) Jayhawk Energy, Inc.

3. Use of Restricted Words (*if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box):*
☐ "bank" or "trust"or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.
5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment
6. If the corporation's period of duration as amended is less that perpetual, state the date on which the period of duration expires: ______ (*mm/dd/yyyy)*

OR

If the corporation's period of duraction as amended is perpetual, mark this box: ☑

7. (*Optional)* Delayed effective date: ______ (*mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgement of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statues, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statues.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual
   (s) causing the document to be delivered
   for filing:

Preston   Sara
_____   _____   _____   _____
        (Last)   *(First)*   *(Middle)*   *(Suffix)*
2119 Arapahoe Street
_____
                    (Street name and number or Post Office information)

_____

Golden   CO   80401
_____   _____   _____
          (City)   *(State)*   *(Postal/Zip Code)*
                                        United States
_____   _____
    (Province – if applicable)   *(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the name may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

NOTICE:

This "image" is merely a display of information that was filed electronically. It is not an image that was created by optically scanning a paper document. No such paper document was filed. Consequently, no copy of a paper document is available regarding this document. Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site.

Click the following links to view attachments

Attachment 1
Article IV Capital Stock

ARTICLE IV
Capital Stock

The authorized capital stock of the Corporation shall consist of 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The shares of preferred stock may be issued in one or more series. The designations, powers, rights, preferences, qualifications, restrictions and limitations of each series of preferred stock shall be established from time to time by the Corporation's Board of Directors in accordance with Colorado law.